UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

Grubb & Ellis Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

40009 52 0

(CUSIP Number)

Anthony W. Thompson

Thompson National Properties, LLC

1901 Main Street, Suite 108

Irvine, CA 92614

(949) 833-8252

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 24, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 40009 52 0

1	Name of Reporting Person Anthony W. Thompson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,080,936

	8	Shared Voting Power 4,591,772

	9	Sole Dispositive Power 4,080,936

	10	Shared Dispositive Power 4,591,772

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,672,708*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.3%

14	Type of Reporting Person (See Instructions) IN

* Mr. Thompson may be deemed to be the beneficial owner of 8,672,708 shares.  These shares are held as follows: (i) 2,699,730 shares are held of record by Mr. Thompson and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to such shares; (ii) 701,875 shares are held by AWT Family L.P., of which Mr. Thompson and his spouse, Sharon Thompson, are the sole limited partners (the corporate general partner of AWT Family L.P. is controlled by Mr. Thompson and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to the shares held by such entity); (iii) 679,331 shares are held by NNN Cunningham Stafford, LLC, of which Mr. Thompson is the sole member and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to the shares held by such entity; and (iv) 4,591,772 shares are held in a brokerage account by Mr. and Mrs. Thompson as joint tenants with a right of survivorship and, accordingly, Mr. and Mrs. Thompson share voting and dispositive power with respect to such shares.  In addition to the foregoing description and the share ownership reported on the table above, Mr. Thompson presently expects that approximately 528,000 shares being held in escrow in accordance with the terms of that certain Letter Agreement regarding transfer of shares of common stock of NNN Realty Advisors, Inc. (which shares were subsequently converted into shares of common stock of Grubb & Ellis Company) from Anthony W. Thompson to Scott D. Peters, dated December 6, 2007 (the “Letter Agreement”), will be transferred to Mr. Thompson in accordance with the terms of the Letter Agreement and, upon the completion of such transfer, Mr. Thompson will be the legal and beneficial owner of such shares.  Although Mr. Thompson does not presently know with certainty when such transfer will be effected, he reasonably believes that it will be completed within 60 days of the date of this report.

CUSIP No. 40009 52 0

1	Name of Reporting Person Sharon Thompson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,591,772

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,591,772

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,293,647*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.1%

14	Type of Reporting Person (See Instructions) IN

* Sharon Thompson may be deemed to be the beneficial owner of 5,293,647 shares.  These shares are held as follows: (i) 701,875 shares are held by AWT Family L.P., of which Mrs. Thompson and her spouse, Mr. Thompson, are the sole limited partners (the corporate general partner of AWT Family L.P. is controlled by Mr. Thompson and, accordingly, Mr. Thompson is entitled to exercise sole voting and dispositive power with respect to the shares held by such entity), although Mrs. Thompson expressly disclaims beneficial ownership of such shares except to the extent of her pecuniary interest therein; and (ii) 4,591,772 shares are held in a brokerage account by Mr. and Mrs. Thompson as joint tenants with a right of survivorship and, accordingly, Mr. and Mrs. Thompson share voting and dispositive power with respect to such shares.

This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D filed by Anthony W. Thompson with the Securities and Exchange Commission on December 17, 2007, as amended by Amendment No. 1 filed on June 26, 2008 (the “Schedule 13D”), relating to shares of common stock, $.01 par value per share, of Grubb & Ellis Company (the “Company”).   This Amendment is being filed on behalf of Anthony W. Thompson and Sharon Thompson (collectively, the “Reporting Persons”).

Items 2, 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.	Identity and Background

This Item 2 is hereby amended by adding the following:

This Amendment is being furnished by the Reporting Persons.

Sharon Thompson resides at 51 Ritz Cove Drive, Monarch Beach, CA 92629.  During the last five years, Mrs. Thompson has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Thompson is a citizen of the United States.

Item 4.	Purpose of Transaction

This Item 4 is hereby amended by adding the following:

On October 24, 2008, Mr. Thompson submitted a letter to the Company (a copy of which is attached to this filing as Exhibit 99.3, the “Nomination and Notice Letter”) (i) nominating himself and two other director candidates to stand for election to the Company’s Board of Directors (the “Board”) at the Company’s annual stockholder meeting scheduled for December 3, 2008 (the “Annual Meeting”) and (ii) advising it that Mr. Thompson intends to present stockholder proposals at the Annual Meeting that, if adopted, would amend the Amended and Restated Bylaws of the Company (the “Bylaws”) to prevent the Board from delaying the Annual Meeting or adjourning any stockholder meeting without stockholder approval if a quorum is present.

On October 24, 2008, Mr. Thompson submitted a letter (a copy of which is attached to this filing as Exhibit 99.4, the “Demand Letter”) to the Company pursuant to Section 220 of the Delaware General Corporation Law demanding the right to inspect the Company’s stockholder list and certain other related materials.

As a result of the delivery of the Nomination and Notice Letter and the Demand Letter to the Company, Mr. Thompson may engage in discussions with the Company’s stockholders, management or Board concerning the matters described above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

This Item 6 is hereby amended and restated as follows:

Except as provided in the Letter Agreement (as defined below) or as described elsewhere in this Schedule 13D, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

On December 6, 2007, Mr. Thompson and Scott D. Peters, the former Chief Executive Officer and President of the Company, entered into that certain Letter Agreement regarding transfer of shares of common stock of NNN Realty Advisors, Inc. from Anthony W. Thompson to Scott D. Peters (a copy of which is attached to this filing as Exhibit 99.5, the “Letter Agreement”) pursuant to the terms of which Mr. Thompson assigned 600,000 shares of the common stock of NNN Realty Advisors, Inc. (which shares were subsequently converted into approximately 528,000 shares of the common stock of the Company) to Mr. Peters, it being agreed that such shares were to be held in escrow (the “Escrowed Shares”) pending certain vesting and forfeiture events specified in the Letter Agreement.  The Escrowed Shares are presently being held in escrow in accordance with the terms of the Letter Agreement, however, as described elsewhere in this report, Mr. Thompson presently expects that the Escrowed Shares will be transferred to Mr. Thompson in accordance with the terms of the Letter Agreement and, upon the completion of such transfer, Mr. Thompson will be the legal and beneficial owner of such shares.  Although Mr. Thompson does not presently know with certainty when such transfer will be effected, he reasonably believes that it will be completed within 60 days of the date of this report.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.3            Nomination and Notice Letter from Anthony W. Thompson to the Company, dated October 24, 2008.

Exhibit 99.4            Demand Letter from Anthony W. Thompson to the Company, dated October 24, 2008.

Exhibit 99.5            Letter Agreement, dated December 6, 2007.

Exhibit 99.6            Joint Filing Agreement, dated October 27, 2008

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Anthony W. Thompson
Anthony W. Thompson

Date: October 27, 2008

/s/ Sharon Thompson
Sharon Thompson

Date: October 27, 2008